================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    101388106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                                         TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 MARCH 20, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
101388106                                                          Page  2 of 15
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,156,700
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,156,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,156,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  3 of 15
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74 L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,156,700
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,156,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,156,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  4 of 15
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,156,700
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,156,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,156,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  5 of 15
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,156,700
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,156,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,156,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  6 of 15
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,156,700
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,156,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,156,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  7 of 15
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       3,156,700
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,156,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,156,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  8 of 15
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated January 17, 2002, and Amendment No.1 thereto, dated March 14, 2003 ("Amendment No. 1"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Bottomline Technologies (de), Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 325 Corporate Drive, Portsmouth, New Hampshire 03801.


ITEM 2.  IDENTITY AND BACKGROUND.

         Unchanged.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by inserting the following at the end thereof:

         This Amendment No. 2 is being filed as a result of the execution of a Stock Purchase Agreement, dated March 20, 2003 (the "Stock Purchase Agreement"), among the Company, GAP 74, GapStar, GAPCO II and KG (GAP 74, GapStar, GAPCO II and KG are hereinafter referred to as the "Purchasers") pursuant to which the Company agreed to issue, and the Purchasers agreed to (i) purchase, an aggregate of 270,000 shares of Common Stock for an aggregate purchase price of $1,387,800 and (ii) purchase, subject to the approval of The Nasdaq Stock Market, Inc. (the "Nasdaq Approval"), a material condition to closing, an aggregate of 730,000 shares of Common Stock for an aggregate purchase price of $3,752,200. See Item 6 for an additional description of the Stock Purchase Agreement. All of the funds were obtained from contributions from partners of GAP 74, GAPCO II and KG, and available capital of GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

         Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) As of the date hereof, GAP, GAP 74, GapStar, GAPCO II, KG and GmbH Management each own of record no shares of Common Stock, 2,595,702 shares of Common Stock, 202,631 shares of Common Stock, 354,328 shares of Common Stock, 4,039 shares of Common Stock and no shares of Common Stock, respectively, 0.0%, 16.4%, 1.3%, 2.2%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock. By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (ii) GAP is the general partner of GAP 74 and the sole member of GapStar and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,156,700 shares of Common Stock, or 19.9% of the Company's issued and outstanding shares of Common Stock.

-----------------------------                      -----------------------------
101388106                                                          Page  9 of 15
-----------------------------                      -----------------------------


         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,156,700 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock since the filing of Amendment No. 1.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)      Not Applicable.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Item 6 is hereby amended by inserting the following at the end thereof:

         As described in Item 3 above, on March 20, 2003, the Purchasers entered into the Stock Purchase Agreement with the Company pursuant to which the Purchasers agreed to (i) purchase an aggregate of 270,000 shares of Common Stock for an aggregate purchase price of $1,387,800 and (ii) purchase, subject to obtaining the Nasdaq Approval, an aggregate of 730,000 shares of Common Stock (the "Additional Purchased Shares") for an aggregate purchase price of $3,752,200 (the foregoing clause (ii), the "Second Tranche"). The Nasdaq Approval is a material condition to closing the Second Tranche.

         If the Nasdaq Approval is obtained, then from the closing date of the Second Tranche (the "Additional Closing") and until such time as the Purchasers and their affiliates own in the aggregate less than 20% of the outstanding Common Stock of the Company, each Purchaser grants to, and appoints, the Company, as its proxy and attorney-in-fact, for and in its name, place and stead, to vote such number of Additional Purchased Shares which, if aggregated with all other shares of Common Stock owned by the Purchasers and their affiliates, would result in the ownership by the Purchasers and their affiliates of 20% or more of the outstanding Common Stock, at any meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company.

         In addition, if the Additional Closing is consummated, then prior to its next annual meeting of stockholders, the Company agreed to prepare and file with the Securities and Exchange Commission a proxy statement of the Company relating to such annual meeting that will include, among other things, the solicitation of the Company's stockholders for the ratification of the issuance and sale of the Additional Purchased Shares to the Purchasers (the "Proxy Statement"). The Proxy Statement will include the unconditional recommendation of the Board of Directors of the Company to the stockholders of the Company that they vote in favor of the ratification of the issuance of Additional Purchased Shares.

         The foregoing proxy automatically terminates upon the earlier of (i) the Purchasers and their affiliates owning in the aggregate less than 20% of the outstanding Common Stock of the Company or (ii) the ratification of the issuance and sale of the Additional Purchased Shares at the annual meeting of stockholders of the Company as described above.

-----------------------------                      -----------------------------
101388106                                                         Page  10 of 15
-----------------------------                      -----------------------------


         If the Nasdaq Approval is not obtained on or prior to April 11, 2003, or such other date agreed upon by the Company and the Purchasers, then the obligations of the Company and the Purchasers to consummate the Second Tranche shall terminate.

         The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 4.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

         Exhibit 3: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

         Exhibit 4: Stock Purchase Agreement, dated March 20, 2003, among Bottomline Technologies (de), Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG.

-----------------------------                      -----------------------------
101388106                                                         Page  11 of 15
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 21, 2003
                                         GENERAL ATLANTIC PARTNERS, LLC


                                         By:  /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GENERAL ATLANTIC PARTNERS, 74 L.P.

                                         By:  General Atlantic Partners, LLC,
                                              Its general partner


                                         By:  /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GAPSTAR, LLC

                                         By:  General Atlantic Partners, LLC,
                                              Its sole member


                                         By:  /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GAP COINVESTMENT PARTNERS II, L.P.


                                         By:  /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GAPCO GMBH & CO. KG

                                         By:  GAPCO Management GmbH
                                              Its general partner


                                         By:  /s/ Matthew Nimetz
                                              ----------------------------------
                                              Name:   Matthew Nimetz
                                              Title:  Managing Director


                                         GAPCO MANAGEMENT GMBH



                                         By:  /s/ Matthew Nimetz
                                              ----------------------------------
                                              Name:   Matthew Nimetz
                                              Title:  Managing Director

-----------------------------                      -----------------------------
101388106                                                         Page  12 of 15
-----------------------------                      -----------------------------

                                                                       EXHIBIT 1
                                                                       ---------



                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-1(k)(1)




         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated March 21, 2003
                                          GENERAL ATLANTIC PARTNERS, LLC


                                          By:  /s/ Thomas J. Murphy
                                               --------------------------------
                                               Name:   Thomas J. Murphy
                                               Title:  Attorney-in-Fact


                                          GENERAL ATLANTIC PARTNERS, 74 L.P.

                                          By:  General Atlantic Partners, LLC,
                                               Its general partner


                                          By:  /s/ Thomas J. Murphy
                                               --------------------------------
                                               Name:   Thomas J. Murphy
                                               Title:  Attorney-in-Fact


                                          GAPSTAR, LLC

                                          By:  General Atlantic Partners, LLC,
                                               Its sole member


                                          By:  /s/ Thomas J. Murphy
                                               --------------------------------
                                               Name:   Thomas J. Murphy
                                               Title:  Attorney-in-Fact

-----------------------------                      -----------------------------
101388106                                                         Page  13 of 15
-----------------------------                      -----------------------------



                                          GAP COINVESTMENT PARTNERS II, L.P.


                                          By:  /s/ Thomas J. Murphy
                                               --------------------------------
                                               Name:   Thomas J. Murphy
                                               Title:  Attorney-in-Fact


                                          GAPCO GMBH & CO. KG

                                          By:  GAPCO Management GmbH
                                               Its general partner


                                          By:  /s/ Matthew Nimetz
                                               --------------------------------
                                               Name:   Matthew Nimetz
                                               Title:  Managing Director


                                          GAPCO MANAGEMENT GMBH


                                          By:  /s/ Matthew Nimetz
                                               --------------------------------
                                               Name:   Matthew Nimetz
                                               Title:  Managing Director

-----------------------------                      -----------------------------
101388106                                                         Page  14 of 15
-----------------------------                      -----------------------------

                                                                       EXHIBIT 2
                                                                       ---------



                         GENERAL ATLANTIC PARTNERS, LLC
                                3 Pickwick Plaza
                               Greenwich, CT 06830




                                                              December 20, 2002


                                POWER OF ATTORNEY
                                -----------------

         The undersigned, General Atlantic Partners, LLC, a Delaware limited liability company, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Limited Liability Company"), by its Executive Managing Member, Steven A. Denning, a U.S. citizen, of full legal age, hereby constitutes and appoints Thomas J. Murphy, a U.S. citizen, of full legal age, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Limited Liability Company as fully to all intents and purposes as a Managing Member of the Limited Liability Company might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on January 1, 2004.

                                          GENERAL ATLANTIC PARTNERS, LLC


                                          By:  /s/ Steven A. Denning
                                               ---------------------------------
                                               Name:   Steven A. Denning
                                               Title:  Executive Managing Member




STATE OF CONNECTICUT     )
                              : ss.
COUNTY OF FAIRFIELD      )

         On the 20th day of December 2002, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.



/s/ Natalie J. Wagner
----------------------------------
Notary Public

-----------------------------                      -----------------------------
101388106                                                         Page  15 of 15
-----------------------------                      -----------------------------

                                                                       EXHIBIT 3
                                                                       ---------



                       GAP COINVESTMENT PARTNERS II, L.P.
                                3 Pickwick Plaza
                               Greenwich, CT 06830




                                                              December 20, 2002


                                POWER OF ATTORNEY
                                -----------------

                  The undersigned, GAP Coinvestment Partners II, L.P., a Delaware limited partnership, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Limited Liability Company"), by its Managing General Partner, Steven A. Denning, a U.S. citizen, of full legal age, hereby constitutes and appoints Thomas J. Murphy, a U.S. citizen, of full legal age, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Limited Liability Company as fully to all intents and purposes as a Managing Member of the Limited Liability Company might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on January 1, 2004.

                                         GAP COINVESTMENT PARTNERS II, L.P.


                                         By:  /s/ Steven A. Denning
                                              ---------------------------------
                                              Name:   Steven A. Denning
                                              Title:  Managing General Partner




STATE OF CONNECTICUT       )
                                : ss.
COUNTY OF FAIRFIELD        )

         On the 20th day of December 2002, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.



/s/ Natalie J. Wagner
--------------------------------
Notary Public